EXHIBIT 15.3
China Real Estate Information Corporation
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2007, 2008 and 2009

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
China Real Estate Information Corporation
We have audited the accompanying consolidated balance sheets of China Real Estate Information Corporation and subsidiaries (the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Real Estate Information Corporation and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of China Real Estate Information Corporation and its subsidiaries, two operating segments of E-House (China) Holdings Limited for the period from January 1, 2007 through October 16, 2009, the date of the Group’s initial public offering. These consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if China Real Estate Information Corporation and its subsidiaries had operated as a stand-alone group during the periods presented.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai China
April 23, 2010

China Real Estate Information Corporation
Consolidated Balance Sheets
(In U.S. dollar except for share data)

	December 31,
	2008	2009
	$	$
Assets
Current assets:
Cash and cash equivalents	25,791,238	311,066,566
Unbilled accounts receivable, net of allowance for doubtful accounts of nil and $5,625,089 at December 31, 2008 and 2009, respectively	10,767,049	22,739,129
Accounts receivable, net of allowance for doubtful accounts of nil and nil at December 31, 2008 and 2009, respectively	13,168,789	5,690,968
Advance payment for advertising placement	1,803,980	1,400,862
Advance payment for properties	—	8,108,299
Prepaid expenses and other current assets	5,810,274	5,589,534
Amounts due from related parties	—	2,460,572

Total current assets	57,341,330	357,055,930
Property and equipment, net	2,521,190	7,422,583
Intangible assets, net	1,529,322	201,138,891
Goodwill	4,269,149	449,902,711
Investment in affiliates	5,062,394	—
Advance payment for advertising placement	4,927,059	—
Advance payment for properties	7,791,586	—
Other non-current assets	309,103	4,570,964

Total assets	83,751,133	1,020,091,079

Liabilities and Equity
Current liabilities:
Accounts payable	510,489	2,288,650
Advance from customers	440,889	2,855,165
Accrued payroll and welfare expenses	992,263	3,873,160
Income tax payable	3,877,645	9,270,321
Other tax payable	775,842	3,085,419
Amounts due to related parties	5,472,859	7,300,568
Payable for acquisition of subsidiary	1,319,976	—
Deposit for property for sale	—	2,781,378
Other current liabilities	1,536,591	4,183,746

Total current liabilities	14,926,554	35,638,407
Deferred revenue, non-current	1,975,155	—
Deferred tax liabilities, non-current	338,259	42,031,640

Total liabilities	17,239,968	77,670,047

Commitments and contingencies (Note 14)
Equity:
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 71,522,222 and 142,922,222 shares issued and outstanding as of December 31, 2008 and 2009, respectively	14,304	28,584
Additional paid-in capital	40,991,770	863,169,196
Retained earnings	20,956,173	74,385,774
Accumulated other comprehensive income	3,707,854	3,629,398
Subscription receivables	(14,304)	—

Total CRIC equity	65,655,797	941,212,952
Non-controlling interests	855,368	1,208,080

Total equity	66,511,165	942,421,032

Total liabilities and equity	83,751,133	1,020,091,079

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Operations
(In U.S. dollar except for share data)

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Total revenues	8,195,165	50,048,530	95,653,810
Cost of revenues	(895,405)	(2,897,247)	(12,810,162)
Selling, general and administrative expenses	(4,985,048)	(19,819,873)	(48,048,529)
Gain from settlement of pre-existing relationship	—	—	2,100,832

Income from operations	2,314,712	27,331,410	36,895,951
Other income (expense):
Interest income	192,961	420,517	279,079
Other income (expense), net	(156,825)	(1,341,165)	2,725,032

Income before taxes and equity in affiliates	2,350,848	26,410,762	39,900,062
Income tax expense	(284,999)	(4,721,015)	(6,306,613)

Income before equity in affiliates	2,065,849	21,689,747	33,593,449
Income from equity in affiliates	—	153,700	22,015,607

Net income	2,065,849	21,843,447	55,609,056
Less: Net income (loss) attributable to non-controlling interests	—	(318,214)	6,765

Net income attributable to CRIC shareholders	2,065,849	22,161,661	55,602,291

Earnings per share:
Basic	$0.03	$0.31	$0.64
Diluted	$0.03	$0.31	$0.63
Shares used in computation:
Basic	71,522,222	71,522,222	86,610,265
Diluted	71,522,222	71,522,222	88,264,301
The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Changes in Equity
and Comprehensive Income
(In U.S. dollar)

				Retained	Accumulated
			Additional	Earnings	Other				Total
	Ordinary		Paid-in	(Accumulated	Comprehensive	Subscription	Non-controlling	Total	Comprehensive
	Shares		Capital	Deficit)	Income	Receivables	Interests	Equity	Income
	Number	$	$	$	$	$	$	$	$
Balance at January 1, 2007	71,522,222	14,304	5,000,000	1,072,510	47,452	(14,304)	—	6,119,962
Net income	—	—	—	2,065,849	—	—	—	2,065,849	2,065,849
Cash contribution from E-House	—	—	25,000,000		—	—	—	25,000,000	—
Distribution to E-House	—	—	—	(4,343,847)	—	—	—	(4,343,847)	—
Foreign currency translation adjustments	—	—	—	—	876,049	—	—	876,049	876,049

Balance at December 31, 2007	71,522,222	14,304	30,000,000	(1,205,488)	923,501	(14,304)	—	29,718,013	2,941,898
Capital contribution by non-controlling interest	—	—	—	—	—	—	1,173,582	1,173,582	—
Net income	—	—	—	22,161,661	—	—	(318,214)	21,843,447	21,843,447
Contribution from E-House	—	—	2,591,770	—	—	—	—	2,591,770	—
Cash contribution from E-House	—	—	8,400,000	—	—	—	—	8,400,000	—
Foreign currency translation adjustments	—	—	—	—	2,784,353	—	—	2,784,353	2,784,353

Balance at December 31, 2008	71,522,222	14,304	40,991,770	20,956,173	3,707,854	(14,304)	855,368	66,511,165	24,627,800
Net income	—	—	—	55,602,291	—	—	6,765	55,609,056	55,609,056
Capital contribution and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—		1,260,780	1,260,780	—
Collection of subscription receivables	—	—	—	—	—	10,000	—	10,000	—
Distribution to E-House	—	—	—	(1,001,304)	—	4,304	—	(997,000)	—
Cash contribution from E-House	—	—	2,499,977	—	—	—	—	2,499,977	—
Replacement of COHT share options	—	—	14,960,796	—	—	—	—	14,960,796	—
Share-based compensation	—	—	7,123,911	(1,171,386)	—	—	—	5,952,525	—
Issuance of ordinary shares to public, net of issuance cost	20,700,000	4,140	224,700,460	—	—	—	—	224,704,600	—
Issuance of ordinary shares in connection with business acquisition	47,666,667	9,533	571,990,471	—	—	—	—	572,000,004	—
Issuance of ordinary shares in exchange for a non-controlling interest	3,033,333	607	901,811	—	—	—	(902,418)	—	—
Foreign currency translation adjustments	—	—	—	—	(78,456)	—	(12,415)	(90,871)	(90,871)

Balance at December 31, 2009	142,922,222	28,584	863,169,196	74,385,774	3,629,398	—	1,208,080	942,421,032	55,518,185

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Cash Flows
(In U.S. dollar)

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Operating activities:
Net income	2,065,849	21,843,447	55,609,056
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	60,577	440,613	6,744,120
Allowance for doubtful accounts	—	—	4,722,707
Gain from settlement of pre-existing relationship	—	—	(2,100,832)
Income from investment in affiliates	—	(153,700)	(22,015,607)
Share-based compensation	—	—	5,952,525
Others	—	—	83,842
Changes in operating assets and liabilities
Accounts receivable	1,046,519	(21,746,362)	3,960,246
Amounts due from related parties	(4,442,415)	2,690,338	(2,432,415)
Advance payment for advertising placement	—	(6,731,039)	5,330,177
Prepaid expenses and other current assets	(89,135)	(4,718,931)	3,180,592
Other non-current assets	—	(4,336)	(22,589)
Accounts payable	32,172	387,544	1,664,048
Accrued payroll and welfare expenses	167,350	718,993	2,629,806
Income tax payable	152,175	3,182,709	5,262,213
Other tax payable	54,535	642,958	2,309,203
Amounts due to related parties	—	—	(6,186,987)
Other current liabilities	64,097	(512,730)	(7,036,553)
Advance from customers	(91,449)	839,354	2,414,276
Deferred tax	(250,124)	(124,654)	(3,054,613)

Net cash (used in) provided by operating activities	(1,229,849)	(3,245,796)	57,013,215

Investing activities:
Deposit for and purchase of property and equipment	(368,575)	(9,478,138)	(2,378,033)
Purchase of subsidiaries, net of cash acquired	—	(2,399,326)	3,243,114
Investment in affiliates	—	(2,500,000)	—
Proceeds from disposal of property and equipment	—	18,645	225,444
Deposit and proceeds for property for sale	—	—	3,042,015
Collection of loans from related parties	964,513	2,157,683	—

Net cash provided by (used in) investing activities	595,938	(12,201,136)	4,132,540

Financing activities:
Contribution from non-controlling interests	—	270	1,175,244
Proceeds of loans (repayment of loans) from related parties	—	5,696,838	(5,616,633)
Collection of subscription receivables	—	—	10,000
Advance from a related party	—	—	1,050,000
Proceeds from issuance of ordinary shares, net of paid issuance costs of $23,548,949	—	—	224,851,051
Contribution from E-House	25,000,000	8,400,000	2,499,977

Net cash provided by financing activities	25,000,000	14,097,108	223,969,639

Effect of exchange rate changes	586,293	729,589	159,934

Net increase in cash and cash equivalents	24,952,382	(620,235)	285,275,328
Cash and cash equivalents at the beginning of the year	1,459,091	26,411,473	25,791,238

Cash and cash equivalents at the end of the year	26,411,473	25,791,238	311,066,566

Supplemental disclosure of cash flow information:
Income taxes paid	—	1,446,702	3,379,554
Non-cash investing and financing activities:
Related party loans converted to equity	25,000,000	8,400,000	2,499,977
Related party receivable paid as dividend or (payable recorded as a capital contribution)	4,343,847	(2,591,770)	997,000
Issuance of ordinary shares in connection with business acquisition	—	—	572,000,004
Ordinary share issuance costs in payables	—	—	146,451
Replacement of share options due to acquisition	—	—	14,960,796
Non-controlling interest recognized in connection with business acquisition	—	—	85,536
The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007, 2008 and 2009
(In U.S. dollar)
1. Organization and Principal Activities
China Real Estate Information Corporation (the “Company” or “CRIC”) was incorporated on August 21, 2008 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), is principally engaged in providing real estate information and consulting services, online services and real estate advertising services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.
E-House (China) Holdings Limited (“E-House Holdings”) is the Company’s parent company. E-House Holdings, its subsidiaries and VIEs, excluding the Group, are collectively referred to as “E-House”. E-House began developing a proprietary real estate database system, or the CRIC system, in 2002, initially to support services to its clients. In April 2006, E-House incorporated a subsidiary, CRIC (China) Information Technology Co., Ltd., in the British Virgin Islands (“CRIC BVI”). In July 2006, E-House, through CRIC BVI, established a new PRC subsidiary, Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”), and transferred its assets and staff relating to the CRIC system to Shanghai CRIC. Prior to the establishment of Shanghai CRIC, the real estate information and consulting services were carried out by various companies owned by E-House Holdings. Shanghai CRIC began commercializing the CRIC system and offering information and related consulting services in 2006.
Shanghai CRIC began offering real estate advertising services in 2008 through an acquired VIE in China, Shanghai Tian Zhuo Advertising Co., Ltd. and its majority owned subsidiaries (“Tian Zhuo”).
E-House Holdings transferred all of the outstanding shares of CRIC BVI to CRIC in October 2008. The restructuring process has been accounted for as a reorganization of entities under common control.
In October 2009, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Select Market and acquisition of SINA Corporation’s (“SINA”) (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an online real estate media platform in the PRC. COHT provides information and updates related to the real estate and home furnishing industries in China through a consolidated VIE, Beijing Yisheng Leju Information Service Co., Ltd. (“Beijing Leju”).
Upon incorporation, the Company had 500,000,000 ordinary shares authorized, 1,000 ordinary shares issued and outstanding with a par value of $0.0001 per share, all of which were held by E-House Holdings. On January 1, 2009, the Company issued an additional 99,999,000 ordinary shares to E-House Holdings for par value, or $10,000. On August 29, 2009, the Company effected a reverse share split whereby all of 100,000,000 issued and outstanding ordinary shares, having a par value of $0.0001 per share, were converted into 50,000,000 ordinary shares, having a par value of $0.0002 per share, and the number of authorized shares was reduced from 500,000,000 to 250,000,000. On September 28, 2009, the Company issued 21,522,222 additional ordinary shares at par value to E-House Holdings.
Both the reverse share split and the ordinary share issuance to E-House Holdings have been retroactively reflected for all periods presented herein.
As of December 31, 2009, all consolidated subsidiaries of the Company are included in Appendix 1.
The Group’s consolidated financial statements for periods prior to the Company’s IPO in October 2009 have been prepared on a carve-out basis and represent the assets and liabilities and the related results of operations and cash flows of the Group, which represent two operating segments of E-House Holdings. The financial data of previously separate entities have been combined, to the extent included in the aforementioned operating segments of E-House Holdings, for all periods presented up to the IPO date as all such entities were under common control. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a standalone basis during the periods presented. Transactions between the Group and E-House are herein referred to as related party transactions.

In connection with its IPO, the Company entered into non-competition arrangements with E-House Holdings on July 29, 2009, according to which E-House has agreed not to compete with the Group in the real estate information and consulting services and real estate advertising services business anywhere in the world and the Group has agreed not to compete with E-House in any services currently provided or contemplated by E-House. Prior to these non-competition arrangements, both E-House and the Group conducted real estate information and consulting services and primary real estate agency services. Shanghai CRIC began offering real estate advertising services in 2008, and there were no advertising activities prior to the formation of CRIC BVI and Shanghai CRIC.
The consolidated financial statements for periods prior to CRIC’s IPO include the Group’s direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to real estate information and consulting services or real estate advertising services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method and were based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to the Group. Management believes these allocations are reasonable. Total selling, general and administrative expenses allocated from E-House are $624,654, $3,516,284 and $2,477,446 for the years ended December 31, 2007 and 2008 and for the period from January 1, 2009 to the IPO date, respectively. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return. Subsequent to the IPO, there have not been any selling, general and administrative expenses allocations as E-House began charging the Group transitional corporate service fees pursuant to agreements entered into on July 29, 2009 in connection with the Company’s IPO. Under these transitional services arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $583,650 for the period from the IPO date to December 31, 2009.
2. Summary of Principal Accounting Policies
(a) Basis of presentation
The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of consolidation
The consolidated financial statements include the financial statements of CRIC, its majority owned subsidiaries and its VIEs, Tian Zhuo and Beijing Leju. All significant inter-company transactions and balances have been eliminated in consolidation.
The Group evaluates each of its interests in private companies to determine whether or not the entity is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.
PRC regulations currently prohibit or restrict foreign ownership of companies that provide Internet content and advertising services. To comply with these regulations, the Group provides substantially all of its real estate advertising services through the investments held by Tian Zhuo, a PRC entity controlled by Xin Zhou, the Group’s co-chairman and chief executive officer. On April 1, 2008, Tian Zhuo entered into various agreements with Shanghai CRIC, including a Consultancy Service Agreement, Shareholder Voting Rights Proxy Agreement and Exclusive Equity Transfer Call Agreement. Under these agreements, Shanghai CRIC provides Tian Zhuo with consulting and related services and information services and is entitled to receive service fees. In addition, the shareholder of Tian Zhuo irrevocably granted Shanghai CRIC the power to exercise all voting rights to which it was entitled. Finally, Shanghai CRIC has the option to acquire all or part of the equity interests in Tian Zhuo, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration.
Through the contractual arrangements described above, Shanghai CRIC is deemed the primary beneficiary of Tian Zhuo. Accordingly, the results of Tian Zhuo and its subsidiaries have been included in the accompanying consolidated financial statements, beginning April 1, 2008.
During 2008, the Group funded Tian Zhuo’s capital requirements of $146,314 and provided an additional $5,120,989 for the purpose of acquisitions and $9,949,353 as prepayment and deposit for a three-year period for real estate advertising placements to certain Shanghai newspapers via a $15,216,656 in interest-free loans to Xin Zhou. Tian Zhuo repaid $2,621,870 in 2009.

The following financial statement amounts and balances of Tian Zhuo were included in the accompanying consolidated financial statements as of and for the year ended December 31, 2009:

As of December 31, 2009
$
Total assets	15,367,010
Total liabilities	13,584,892
To comply with PRC laws and regulations, COHT provides substantially all its Internet content and advertising services in China via its VIE, Beijing Leju. Beijing Leju is an advertising agency that sells the advertisements for its real-estate and home furnishing channels. Beijing Leju is wholly-owned by certain PRC officers of the Group and was funded by COHT through interest-free loans to such officers. These officers are contractually required to transfer their ownership interest in Beijing Leju to COHT when permitted by PRC laws and regulations at any time for the amount of loans outstanding. The shareholders of Beijing Leju irrevocably granted COHT the power to exercise all voting rights to which it was entitled. COHT has also entered into exclusive technical service agreements with Beijing Leju under which COHT provides technical and other services to Beijing Leju in exchange for substantially all of Beijing Leju’s net income. In addition, the employee shareholders have pledged their shares in Beijing Leju as collateral for the non-payment of loans and technical and other service fees. As of December 31, 2009, the total amount of interest-free loans extended to Beijing Leju shareholders was $146,501 and the accumulated losses of Beijing Leju subsequent to acquisition were approximately $1,608,674 which have been included in the consolidated financial statements.
The following financial statement amounts and balances of Beijing Leju were included in the accompanying consolidated financial statements as of and for the year ended December 31, 2009:

As of December 31, 2009
$
Total assets	4,697,532
Total liabilities	6,703,036

(c) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include estimated useful lives and valuation of long-lived assets, valuation of goodwill, allowance for doubtful accounts and the valuation allowance on deferred tax assets.
(d) Fair value of financial instruments
The Group records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.
The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
The carrying amount of cash, accounts receivable, advance payment for advertising placement, advance payment for properties, other receivables, accounts payable, other payables and amounts due from/to related parties approximates fair value due to their short-term nature.
The Group does not have any financial assets or liabilities that are required to be measured at fair value on a recurring basis.
(e) Business combinations
Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.
(f) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.
(g) Unbilled accounts receivable
Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as accounts receivable.

(h) Advance payment for advertising placement
In December 2008, the Group prepaid $10,241,980 to certain Shanghai newspaper agency for real estate advertising placements over a three-year period. During 2009, the Group failed to reach an agreement with a Shanghai newspaper agency on its intended purchase of the newspaper advertising slots. The arrangement was terminated and the agency returned $7,309,616 of the prepayment. The Group agreed to utilize the remaining balance of $2,932,364 for real estate advertising placements and has an unused balance of $1,400,862 as of December 31, 2009.
(i) Advance payment for properties
In May 2008, the Group prepaid $7,791,586 for an office building, which the Group intended to use as its corporate office. In April 2009, the Group leased another office building as its corporate office through the acquisition of Portal Overseas Limited. The Group intends to sell the property for which it made the prepayment within one year.
(j) Investment in affiliates
Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported.
(k) Property and equipment, net
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Gains and losses from the disposal of property and equipment are included in income from operations.
(l) Intangible assets, net
Acquired intangible assets mainly consist of license agreements with SINA, a real estate advertising agency agreement with SINA, CRIC database license agreement, customer contracts, customer relationship and non-compete agreements from business combinations and are recorded at fair value on the acquisition date. License agreements with SINA, the real estate advertising agency agreement with SINA, CRIC database license agreement are amortized ratably over the contract period. Customer contracts are amortized based on the timing of the revenue expected to be derived from the respective customer. Non-compete agreements are amortized ratably over the specified contract term.
(m) Internally developed software
Qualifying costs incurred during the application development stage, which consist primarily of internal labor costs, are capitalized and amortized over the estimated useful life of the asset. All other costs are expensed as incurred. Historically the costs incurred have been immaterial and, as a result, expensed as incurred.
(n) Impairment of long-lived assets
The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(o) Impairment of goodwill
The Group performs an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
Management performs its annual goodwill impairment test on December 31. No goodwill has been impaired during any of the periods presented.
(p) Income taxes
Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.
The Group only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Group recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. The Group records interest and penalties as a component of other income (expense).
(q) Value added taxes
Shanghai CRIC is subject to value added tax at a rate of 17% on proceeds received from provision of the CRIC subscription services, less any VAT already paid or borne by Shanghai CRIC on the goods or services purchased by it and utilized in the provision of the CRIC subscription services that generate the gross sales proceeds. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, Shanghai CRIC qualifies as a “software enterprise” and is entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden. Such refunds are not treated as taxable income and must be used for funding Shanghai CRIC’s software research and development. This policy is effective until 2010. The net VAT balance is recorded either in other tax payables or prepaid expenses and other current assets in the consolidated balance sheets.
(r) Share-based compensation
Share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.
(s) Revenue recognition
The Group recognizes revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.
The Group provides real estate consulting services to customers in relation to land acquisition and property development. In certain instances, the Group agrees to a consulting arrangement wherein payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. The Group recognizes revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. In other instances, the Group provides services periodically during the development stage of a real estate project, such as monthly market updates. The contractual period for such arrangements is usually between one and twelve months with revenue being recognized ratably over such period.

The Group sells subscriptions to its proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to twelve months.
When an arrangement includes periodic consulting services and subscriptions for the CRIC system, revenues are recognized ratably over the longer of the consulting or CRIC system subscription period. When an arrangement includes project-based consulting services and subscriptions for the CRIC system, the entire arrangement is considered a single unit of account as the Group does not have objective and reliable evidence of fair value for each deliverable. Revenue is recognized based on the revenue recognition model for the final deliverable in the arrangement, which is typically the subscription for the CRIC system which requires ratable recognition over the subscription period. The Group has objective and reliable evidence of the fair value for the CRIC system subscription service. As such, upon delivery of the consulting product, the Group defers the fair value of the remaining CRIC system subscription and recognizes the residual amount, or the difference between the remaining fair value of the CRIC system subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria have been met. The residual amount recognized is limited to the cumulative amount due under the terms of the arrangement.
As a subsidiary of E-House, the Group has historically had multiple element arrangements which have included the provision of primary real estate services, payment of which is based on a commission rate that is contingent upon the sale of real estate. The Group has determined that the commission rate for the primary real estate services under these multiple element arrangements has been at or above fair value. As such, the fixed arrangement fees associated with the consulting services and/or subscription for the CRIC system have been recognized in accordance with the preceding paragraph.
The Group generates revenues from real estate advertising design services, which are recognized ratably over the specified contract period ranging from three to twelve months. The Group also provides advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. Advertising sales revenues are recognized on a gross basis because the Group acts as principal and is the primary obligor in the arrangement.
The Group also generates online real estate revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on the Group’s websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates. The Group also generates advertising revenues from outsourcing certain regional sites for a fixed period of time to local hosting partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract.
Deferred revenues are recognized when payments are received in advance of revenue recognition.
(t) Cost of revenue
Cost of revenue for the real estate information and consulting service segment primarily consists of costs incurred for developing, maintaining and updating the CRIC system, which includes cost of data purchased or licensed from third-party sources, personnel related costs and associated equipment depreciation. Cost of revenue for the real estate advertising service segment consists of fees paid to third parties for the services directly related to advertising design and the cost incurred to acquire advertising space for resale. Cost of revenue for the online real estate segment consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels.
(u) Advertising expenses
Advertising expenses are charged to the statements of operations in the period incurred and amounted to $124,353, $1,424,240 and $1,814,442 for the years ended December 31, 2007, 2008 and 2009, respectively.

(v) Foreign currency translation
The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of shareholder’s equity and comprehensive income.
The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.
The Group recorded an exchange loss of $502,210, $1,341,165 and $159,933 for the years ended December 31, 2007, 2008 and 2009, respectively.
(w) Government subsidies
Government subsidies include cash subsidies received by the Company’s subsidiaries and VIEs in the PRC from local governments. These subsidies are generally provided as incentives for investing in certain local districts. Cash subsidies of nil, nil and $2,426,546 for the years ended December 31, 2007, 2008 and 2009 are included in other income (expense) in the consolidated statements of operations. There is no assurance that the Group will receive similar or any subsidies in the future.
(x) Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with reputable financial institutions.
The Group regularly reviews the creditworthiness of its customers, but generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers, including overall relationship with the customer, past and ongoing business relationship, past record and pattern of settling receivables, length of the receivable and any specific information indicating the collectability of the receivables.
Movement of the allowance for doubtful accounts for accounts receivable, unbilled accounts receivable is as follows:

Amount
$
Balance as of January 1, 2009	—
Provisions for doubtful accounts	4,722,707
Business acquisition	2,440,358
Write offs	(1,539,914)
Changes due to foreign exchange	1,938

Balance as of December 31, 2009	5,625,089

(y) Earnings per share
Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Years Ended December 31,
	2007	2008	2009

Net income attributable to CRIC	$2,065,849	$22,161,661	$55,602,291

Weighted average ordinary shares outstanding — basic	71,522,222	71,522,222	86,610,265
Share options	—	—	1,654,036

Weighted average number of ordinary shares outstanding — diluted	71,522,222	71,522,222	88,264,301

Basic earnings per share	$0.03	$0.31	$0.64

Diluted earnings per share	$0.03	$0.31	$0.63

(z) Comprehensive income
Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.
(aa) Recently issued accounting pronouncements
In June 2009, the FASB issued Accounting Standards Codification 810-10, “Consolidation —Overall” (“ASC 810-10”, previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement related to consolidation of qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Company’s fiscal year beginning January 1, 2010. The Group does not believe the adoption of ASC 810-10 will have any significant impact on its consolidated financial statements.
In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820) —Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures— Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. In addition, both a quoted price in an active market for the identical liability at measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after August 28, 2009. Early application is permitted. The Group does not believe the application of this ASU will have an impact on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group does not believe the application of this ASU will have an impact on its consolidated financial statements.
In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amends the ASC for the issuance of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R),” issued by the FASB in June 2009. The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Group does not believe the application of this ASU will have an impact on its consolidated financial statements.
In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets,” which formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets,” into the ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The amendments in ASU 2009-16 eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of ASU 2009-16 should be applied to transfers that occur on or after the effective date. Early application is not permitted. The adoption of ASU 2009-16 will not have significant impact on the Group’s consolidated financial statements.
In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) —Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.
3. Investments in Affiliated Companies
On February 24, 2008, the Group entered into a joint venture agreement with SINA to form COHT, which operates a real estate Internet business in China that provides “information and updates to the real estate and home furnishing industries in China”. The Group contributed $2.5 million in cash and a 10-year license to its proprietary CRIC database and SINA contributed $2.5 million in cash and the right to its real estate and home decoration channel operations for a period of 10 years. Upon formation, the Group and SINA held a 34% and 66% interest in COHT, respectively. The Group recorded an initial investment cost of $4,908,694, including $2.5 million cash contribution, $2,400,951 in the portion of the fair value of the 10-year license to its proprietary CRIC database ascribed to SINA, proportional to its 66% interest, and $7,743 in transaction cost. The Group recorded deferred revenue of $2,400,951, which was recognized as revenue over the ten-year term of the contributed CRIC database license given the Group’s ongoing obligation to continually maintain and update the content contained within the CRIC database. Deferred revenue was classified as current or non-current depending on when the revenue was expected to be recognized.

This transaction was accounted for using the equity method with the purchase price of COHT allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash acquired	1,700,000
Intangible assets
Advertising rights	2,894,775	10 years
Customer contract backlog	313,919	6 months

Total	4,908,694

The initial purchase price resulted in negative goodwill of $325,395, which has been reflected above as a reduction in the recorded amount of intangible assets acquired.
In October 2009, the Company acquired SINA’s 66% equity interest in COHT, increasing its interest from 34% to 100% (Note 4).
4. Acquisitions of Subsidiaries
Acquisition of COHT
In October 2009, the Company acquired SINA’s 66% equity interest in COHT, increasing its interest from 34% to 100%, in exchange for 47,666,667 of the Company’s ordinary shares. The Company expects that its acquisition of COHT will create substantial synergies between its current operations and COHT’s real estate business by, among other things, providing its real estate developer clients with access to SINA’s large Internet user base and leveraging its established relationships with real estate developers to attract more advertising clients for COHT’s real estate websites.
The following table summarizes the purchase consideration to acquire COHT:

Amount
$
Fair value of Company’s shares issued *	572,000,004
Replacement of COHT’s share options (Note 9)	14,960,796

Consideration	586,960,800
Fair value of the Company’s investment in COHT held before the business combination **	27,078,000

Total value to be allocated in purchase accounting	614,038,800

*	The fair value of the 47,666,667 ordinary shares issued by the Company was based on the IPO offering price of the Company’s American depositary shares (“ADS”).
**
As a result of the Company obtaining control over COHT, the Company’s previously held equity interest was remeasured to fair value of $27,078,000, with the excess of fair value over the carrying amount recognized as a gain of $21,453,221.

The purchase price has been allocated as follows:

		Amortization
	Amount	Period
	$
Total tangible assets acquired	26,703,269
Liabilities assumed	(17,432,772)
Intangible assets acquired:
— License agreements with SINA	80,660,000	10 years
— Real estate advertising agency agreement with SINA	106,790,000	10 years
— CRIC database license agreement	8,300,000	9 years
— Customer relationship	5,580,000	10 years
— Contract Backlog	110,000	1 year
Goodwill	444,885,665
Deferred tax liabilities	(41,557,362)

	614,038,800

The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill were the value of the synergies between COHT and the Company and the acquired assembled workforce, neither of which qualified as an amortizable intangible asset. The Goodwill was assigned to a new segment created as a result of this acquisition, “online real estate advertising services segment”. The goodwill is not deductible for tax purposes.
The fair value of the assets acquired includes accounts receivable of $13,177,212. The gross amount due under contracts is $15,617,292, of which $2,440,080 is expected to be uncollectible. The Company did not acquire any other class of receivable as a result of this acquisition.
Prior to the acquisition of COHT, CRIC had a pre-existing relationship with COHT in the form of an ongoing obligation to maintain and update the CRIC database, which was contributed to COHT through a 10-year license. CRIC had recorded deferred revenue of $2,400,951 at the date of COHT’s inception in 2008. Upon completion of its acquisition of COHT in October 2009, the Company recorded a $2,100,832 gain on settlement of this pre-existing relationship that equals the remaining unamortized deferred revenue.
Other acquisitions
In April 2009, the Group acquired Portal Overseas Limited (“Portal Overseas”), a company incorporated in the British Virgin Islands, for $7,193,030. Portal Overseas was a development stage company that had acquired a 20-year lease for an office building in Shanghai and was developing such building for subsequent sub-lease. The Group acquired Portal Overseas to obtain the lease of the office building, which the Group uses as its corporate office. The purchase price was allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash	1,265,772
Other current assets	1,463,529
Liabilities assumed	(4,390,507)
Leasehold improvements	2,077,479	5-20 years
Prepaid rent	4,348,647	20 years
Favorable lease term	2,428,110	20 years

Total	7,193,030

To expand its real estate consulting and real estate advertising services, the Group completed the following two acquisitions in 2008:
In September 2008, the Group acquired a 60% equity interest in Wushi Consolidated (Beijing) Advertising Media Co., Ltd. for $2,678,728. The transaction was accounted for using the purchase method with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash acquired	1,759,969
Intangible assets
Customer advertising designing contracts	81,438	3 months
Non-compete agreement	191,424	5 years
Goodwill	666,257
Deferred tax liabilities	(20,360)

Total	2,678,728

The goodwill was allocated to the real estate advertising services segment. Goodwill is not deductible for tax purposes.

In October, 2008, the Group purchased a 100% interest in Guangzhou Integrated Residential Building Industry Facility Co., Ltd. for $4,451,118. An additional $732,255 in cash consideration is contingently payable upon achieving certain earnings targets for the six months ending June 30, 2010. Such conditional consideration was not included in the acquisition cost. The transaction was accounted for using the purchase method, with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Tangible assets acquired	1,217,304
Liabilities assumed	(1,434,594)
Intangible assets—Non-compete agreement	1,420,688	5 years
Goodwill	3,602,892
Deferred tax liabilities	(355,172)

Total	4,451,118

The goodwill was allocated to the real estate information and consulting services segment. Goodwill is not deductible for tax purposes.
Pro forma results
The following table summarizes unaudited pro forma financial information for the years ended December 31, 2008 and 2009, as if the COHT acquisition had occurred on January 1, 2008 and 2009, respectively. These pro forma results have been prepared for informational purposes only based on the Company’s best estimate and are not indicative of the results of operations that would have been achieved had the acquisition occurred as of January 1, 2008 and 2009.
The pro forma results include an adjustment to reflect the change in terms of the advertising agency arrangement between COHT and SINA. COHT was obligated to pay fees to SINA for advertising sales on SINA’s non-real estate channels. Under the original advertising agency agreement, these fees were equal to 85% of such sales revenues, subject to a minimum guarantee. In connection with the acquisition, COHT and SINA entered into a new advertising agency agreement, which took effective upon the closing of the acquisition. Under the new advertising agency agreement, COHT will continue to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and will have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than the three channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales, as opposed to the historical 85%.

	Year ended December 31,
	2008	2009
	$	$
Revenue	84,355,530	120,458,837
Net income attributable to CRIC	19,740,443	29,884,719
Earnings per share:
Basic	0.17	0.24
Diluted	0.17	0.24
5. Property and Equipment, Net
Property and equipment, net consists of the following:

	As of December 31
	2008	2009
	$	$
Leasehold improvements	265,650	4,020,790
Furniture, fixtures and equipment	2,133,841	5,215,145
Motor vehicles	565,652	353,492

Total	2,965,143	9,589,427
Less: Accumulated depreciation	(443,953)	(2,166,844)

Property and equipment, net	2,521,190	7,422,583

Depreciation expense was $60,577, $274,644 and $1,246,567 for the years ended December 31, 2007, 2008 and 2009, respectively.
6. Intangible Assets, Net
Intangible assets subject to amortization are comprised of the following:

	As of December 31,
	2008	2009
	$	$

License agreements with SINA	—	80,660,000
Real estate advertising agency agreement with SINA	—	106,790,000
CRIC database license agreement	—	8,300,000
Favorable lease term	—	2,428,110
Customer relationships	—	5,788,603
Customer contracts	81,438	110,000
Non-compete agreements	1,612,112	1,612,112
Computer software licenses	1,741	1,207,744

	1,695,291	206,896,569

Less: Accumulated amortization
License agreements with SINA	—	(2,016,500)
Real estate advertising agency agreement with SINA	—	(2,617,402)
CRIC database license agreement	—	(244,118)
Favorable lease term	—	(91,054)
Customer relationship	—	(40,622)
Customer contracts	(81,438)	(110,000)
Non-compete agreements	(84,444)	(388,634)
Computer software licenses	(87)	(249,348)

	(165,969)	(5,757,678)

Intangible assets subject to amortization, net	1,529,322	201,138,891

Amortization expense was nil, $165,969 and $5,497,553 for the years ended December 31, 2007, 2008 and 2009, respectively. The Group expects to record amortization expense of $20,526,312, $21,026,164, $20,708,144, $21,054,445 and $ 20,517,669 for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.
7. Goodwill
Changes in the carrying amount of goodwill by segment are as follows:

	Real Estate
	Information
	and	Real Estate	Real Estate
	Consulting	Advertising	Online
	Service	Service	Service
	Segment	Segment	Segment	Total
	$	$	$	$
Balance as of January 1, 2008	—	—	—	—
Goodwill recognized upon acquisition	3,602,892	666,257	—	4,269,149

Balance as of December 31, 2008	3,602,892	666,257	—	4,269,149
Goodwill recognized upon acquisition	747,897	—	444,885,665	445,633,562

Balance as of December 31, 2009	4,350,789	666,257	444,885,665	449,902,711

8. Income Tax
The provision for income taxes is comprised of the following:

	Years Ended December 31
	2007	2008	2009
	$	$	$
Current Tax
PRC	404,149	3,976,671	9,172,473
Other	130,974	848,852	2,655

	535,123	4,825,523	9,175,128

Deferred Tax
PRC	(250,124)	(104,508)	(2,868,515)

Income tax expense	284,999	4,721,015	6,306,613

Cayman Islands and British Virgin Islands
Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and CRIC BVI are not subject to tax on their respective income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.
Hong Kong
The Company’s subsidiaries in Hong Kong is subject to a profit tax at the rate of 17.5%, 16.5% and 16.5% on assessable profit determined under relevant Hong Kong tax regulations for 2007, 2008 and 2009, respectively.
PRC
Prior to January 1, 2008, the Company’s PRC subsidiaries and consolidated VIEs were governed by the Income Tax Law of People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprise and the Enterprise Income Regulation (“the old income tax law and rules”). Pursuant to the old income tax law and rules, such PRC entities were generally subject to Enterprise Income tax (“EIT”) at the statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income with the exception of Shanghai Real Estate Sales (Group) Co., Ltd (“E-House Shanghai”), the main subsidiary of E-House through which the Group provided certain real estate consulting services prior to its IPO. E-House Shanghai was registered in the Pudong New Area of Shanghai, the PRC, and was subject to a 15% preferential income tax rate for the year ended December 31, 2007.
On January 1, 2008, a new Enterprise Income Tax Law in China took effect. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for certain qualifying enterprises that were established before the promulgation date of the new tax law and that were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. E-House Shanghai is subject to such a graduated rate schedule, specifically, the applicable rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.
Shanghai CRIC was approved as a high and new technology enterprise under the new law and is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010.
In February 2009, Shanghai SINA Leju Information Technology Co., Ltd. (“SHLJ”), COHT’s subsidiary in China, was granted software enterprise status, which qualifies the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in income tax rate from 2010 through 2012.
Note: The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2007	2008	2009
	$	$	$
The aggregate dollar effect	—	—	1,433,584
Per share effect—basic	—	—	0.02
Per share effect—diluted	—	—	0.02

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group had no material uncertain tax positions as of December 31, 2008 and 2009 or material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009, the amount of interest and penalties related to uncertain tax positions was immaterial.
The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approximately $14,600 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, CRIC Shanghai, is therefore subject to examination by the PRC tax authorities from inception through 2009 on both transfer pricing and non-transfer pricing matters.
The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2008	2009
	$	$
Deferred tax assets:
Accrued salary expenses	25,868	782,048
Advertising expenses	17,206	—
Accrued rebate	—	24,244
Depreciation and amortization	—	20,309
Bad debt provision	—	1,576,713
Net operating loss carryforwards	304,766	808,325

Gross and net deferred tax assets	347,840	3,211,639

Analysis as:
Current	43,074	3,046,040
Non-current	304,766	165,599
Deferred tax liabilities:
Amortization of intangible and other assets	338,259	42,031,640

Total deferred tax liabilities	338,259	42,031,640

Analysis as:
Current	—	—
Non-current	338,259	42,031,640
Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2007	2008	2009
PRC income tax rate	33.00%	25.00%	25.00%
Expenses not deductible for tax purposes	9.26%	3.40%	1.13%
Effect of tax preference	(12.57)%	(9.04)%	(12.79)%
Effect of different tax rate of subsidiary operations in other jurisdiction	(12.45)%	(1.59)%	3.20%
Effect of new income tax law	3.48%	—	—
Valuation allowance movement	(8.60)%	—	(0.73)%

	12.12%	17.77%	15.81%

As of December 31, 2007, 2008 and 2009, the Group had net operating loss carryforwards of $853,887, $1,219,064 and $3,233,301, respectively, which will expire if not used between 2013 and 2014.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $59 million at December 31, 2009 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. For distribution of those earnings generated before January 1, 2008, the distributions are exempt from PRC withholding tax.
9. Share-Based Compensation
E-House Holdings’ Share Incentive Plan (“the E-House Plan”)
During the year ended December 31, 2006, E-House Holdings adopted the E-House Plan, which allows E-House Holdings to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to E-House. Under the plan, E-House Holdings authorized 3,636,364 ordinary shares, or 5% of the then total shares outstanding of E-House Holdings, to grant as options or restricted shares over a three-year period. Options have a ten-year life. Share options granted under the E-House Plan can be settled by the employee either by cash or net settled by shares.
Share Options:
During the years ended December 31, 2007, 2008 and 2009, E-House Holdings granted options to certain employees, senior management and independent directors for the purchase of 1,215,000, 1,356,000 and nil ordinary shares, respectively. The options entitle the option holders to acquire ordinary shares of E-House Holdings at an exercise price ranging from $5.50 to $12.50 per share in 2007, and $9.53 to $24.30 per share in 2008, based on the fair market value of the ordinary shares at each of the dates of grant. Under the terms of each option plan, options expire 10 years from the date of grant and generally vest over three years.
E-House Holding’s management used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model were:

	2007	2008
Average risk-free rate of return	4.76%	3.98%
Contractual life of option	10 years	10 years
Average estimated volatility rate	62.7%	59.3%
Average dividend yield	0.00%	0.00%
On November 7, 2008, E-House Holdings modified the exercise price and vesting schedule of 2,014,166 outstanding options previously granted between July 23 2007 and August 2, 2008. The exercise price for these options was reduced from between $9.53 to $24.30 to $5.37. The vesting schedule of 1,794,166 of the 2,014,166 options was extended such that the options previously granted in 2007 and 2008 vest ratably over the two and three years subsequent to the modification date, respectively.
In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. Incremental compensation cost of the vested options amounting to $229,110 was immediately expensed. For those unvested or partially vested options, E-House will recognize incremental cost of $1,643,541 and the unrecognized compensation cost from the initial grant date over the modified requisite service period.
The total fair value of options vested, which reflected the modification of the options, was nil, and $2,167,030 during the years ended December 31, 2007 and 2008, respectively. The total fair value of options vested for 2009 was $2,754,106.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007 and 2008 was $3.80 and $7.47 per share, respectively. The weighted-average modification date fair value of modified options in 2008 was $2.44. E-House Holdings recorded compensation expense of $751,222, $4,399,831 and $4,474,956 for the years ended December 31, 2007, 2008 and 2009. There were no options exercised during the years ended December 31, 2007 and 2008, respectively. During the year ended December 31, 2009, 509,562 options having total intrinsic value of $6,870,042 were exercised for proceeds to E-House Holdings of $2,754,106.
A summary of option activity under the E-House Plan during the year ended December 31, 2009 is presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value of options
		$		$
Outstanding, as of January 1, 2009	2,314,166	5.39
Granted	—
Exercised	(509,562)	5.40
Forfeited	(45,167)	5.37
Cancelled	—
Outstanding, as of December 31, 2009	1,759,437	5.38	8.0	22,411,580
Vested and expected to vest as of December 31, 2009	1,654,984	5.38	7.9	21,079,810
Exercisable as of December 31, 2009	602,605	5.38	7.9	7,674,968
As of December 31, 2009, there was $6,283,583 of total unrecognized compensation expense related to unvested share options granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 1.6 years.
Restricted Shares:
On May 16, 2007, E-House Holdings granted 436,364 restricted shares to replace 436,364 share options previously granted to an employee under the E-House Plan. The purchase price of the restricted shares was $3.30 per share, which was the exercise price of the option that was replaced. The vesting and other requirements imposed on these restricted shares were the same as under the original option grant. This modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares was $1,440,001. 148,364 restricted shares were vested on November 28, 2007. The cash received from the purchase of the restricted shares relating to the unvested portion was recorded as a payable due to related parties as of December 31, 2007.
In December 2009, E-House Holdings granted 931,000 restricted shares to certain employees and senior management, which vest over three years. There were no restricted shares granted during the year ended December 31, 2008.

A summary of restricted share activity under the E-House Plan during the year ended December 31, 2009 is presented below:

	No. of	Weighted average
	restricted shares	grant-date fair value
		$
Unvested as of January 1, 2009	144,000	1.39
Granted	931,000	16.40
Vested	(144,000)	1.39
Forfeited	—	—

Unvested as of December 31, 2009	931,000	16.40

The total fair value of restricted shares vested in 2007, 2008, and 2009 was $206,226, $200,160 and $200,160, respectively.
The weighted-average grant-date fair value of restricted shares granted during the year ended December 31, 2009 was $16.40 per share. E-House Holdings recorded compensation expense of $201,667, $201,667 and $321,687 for restricted shares for the years ended December 31, 2007 and 2008 and 2009, respectively.
As of December 31, 2009, there was $15,132,797 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 3 years.
Share-based compensation expense recorded by the Group was $172,053, $1,253,890 and $895,069 for the years ended December 31, 2007, 2008 and 2009, respectively, under the E-House Plan. These expenses are recorded in selling, general and administrative expenses and included share options granted by E-House Holdings to the Group’s employees. Options to E-House’s senior management that were allocated to the Group before the IPO were also included in these expenses.
The Company’s Share Incentive Plan (“the CRIC Plan”)
On September 9, 2008, the Company adopted the CRIC Plan to provide additional incentives to employees, directors and consultants who render services to CRIC. Under the CRIC Plan, the maximum number of shares that may be issued shall be 15% of the total outstanding shares of the Company on an as-converted basis assuming all options outstanding were converted into shares as of the effective date of the CRIC Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the CRIC Plan.
Share Options:
During 2009, the Company granted 7,591,500 and 1,100,500 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees, respectively, at an exercise price from $3.00 to $8.00 per share pursuant to the CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of one to four years.
The Company used the binomial model to estimate the fair value of the options granted under the CRIC Plan, using the following assumptions:

2009
Average risk-free rate of return	3.22%
Contractual life of option	10 years
Average estimated volatility rate	71.79%
Average dividend yield	0.00%
On July 15, 2009, the Company modified the number and vesting schedule of 756,000 options previously granted on January 1, 2009. The modification decreased the number of options to 251,500 and reduced the vesting period from four years to one to two years. The modification did not result in any incremental compensation expense.

On July 30, 2009, the Company granted 300,000 restricted shares to a certain E-House employee to replace the same number of options previously granted under the CRIC Plan. The purchase price of the restricted shares is $3.00 per share for 250,000 shares and $6.00 per share for 50,000 shares, which was the exercise price of the options that were replaced. The vesting and other requirements imposed on the restricted shares were also the same as under the original option grant. The modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares was $1,050,000 and was recorded as an amount due to related parties as of December 31, 2009.
The weighted-average grant-date fair value of the options granted in 2009 was $3.72 per share. For the year ended December 31, 2009, the Group recorded compensation expense of $3,732,944 for the share options granted to the Group’s employees and recorded dividends to E-House of $1,023,329 for the share options granted to E-House’s employees.
Replacement of the Company’s option for COHT’s option (“Options Replacement Program”).
Effective upon the Company’s IPO and in connection with its acquisition of COHT (Replacement Date), the Company exchanged 3,609,000 of its options (“Replacement Options”) under the CRIC Plan for the same number of the options (“Replaced Options”) that had been previously granted to certain employees of SINA and COHT under COHT’s 2008 Share Incentive Plan (“the 2008 COHT Plan”), with other terms unchanged. The Company capitalized $14,960,796 as part of the cost of acquiring COHT in regard to the Options Replacement Program, which the Company computed as the fair value of the Replaced Options on the Replacement Date multiplied by the ratio of preacquisition services to the requisite service period of the Replaced Options, which is the same requisite service period of the Replacement Options. The difference between the fair value of the Replacement Options on the Replacement Date and the amount capitalized as part of the cost of acquiring COHT of $27,720,433 will be recognized over the remaining requisite service period of approximately 3.3 years.
The Company used the binomial model to estimate the fair value of both the Replaced Options and Replacement Options using the following assumptions:

2009
Average risk-free rate of return	2.47%
Contractual life of option	5.2 years
Average estimated volatility rate	63.18%
Average dividend yield	0.00%
The Replacement Date fair value of the Replaced Options and Replacement Options was $11.44 and $10.64 per share, respectively. For the year ended December 31, 2009 the Company recorded compensation expense of $2,219,581 associated with the Replacement Options.
A summary of option activity under the CRIC Plan during the year ended December 31, 2009 is presented below.

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value of Options
		$		$
Outstanding, as of January 1, 2009	—	—
Granted	8,692,000	4.23
Replacement under the Options Replacement Program	3,609,000	0.64
Exercised	—
Forfeited	(154,500)	4.43
Modified	(504,500)	3.00
Cancelled	(300,000)	3.50
Outstanding, as of December 31, 2009	11,342,000	3.16	7.86 years	88,649,505
Expected to vest as of December 31, 2009	10,681,370	3.16	7.86 years	83,485,999
Exercisable as of December 31, 2009	615,469	0.64	4.97 years	6,361,154
As of December 31, 2009, there was $49,055,665 of total unrecognized compensation expense related to unvested share options granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 3.1 years.

Restricted Shares:
A summary of restricted share activity under the CRIC Plan as of December 31, 2009 and changes for the year then ended is presented below:

	No. of	Weighted Average
	Restricted Shares	Grant-Date Fair Value

Unvested as of January 1, 2009	—	—
Granted	300,000	2.59
Vested	—	—
Forfeited	—	—
Unvested as of December 31, 2009	300,000	2.59
The Company recorded a dividend to E-House of $148,056 for restricted shares granted to the E-House employee for the year ended December 31, 2009.
As of December 31, 2009, there was $573,226 of total unrecognized compensation expense related to restricted shares granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 3.2 years.
10. Employee Benefit Plans
The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $201,384, $1,337,295 and $2,779,901 for the years ended December 31, 2007, 2008 and 2009, respectively, for such benefits.
11. Distribution of Profits
Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries must make appropriation from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The amount of the reserve fund for the Group as of December 31, 2008 and 2009 were $1,838,675 and $5,960,287, respectively.
In addition, the share capital of the Company’s PRC subsidiaries of $33,000,000 and $43,073,186 as of December 31, 2008 and 2009, respectively, was considered restricted due to restrictions on the distribution of share capital.
As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $49,033,473 as of December 31, 2009.
12. Segment Information
The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Group.
The Group has three operating segments: 1) real estate information and consulting services, 2) real estate advertising services and 3) real estate online services. The Group’s CODM reviews net revenue, cost of sales, operating expenses, income from operations and net income for each operating segment and does not review balance sheet information. For the year ended December 31, 2007, the real estate information and consulting services was the Group’s sole operating segment. The real estate advertising service segment commenced in 2008. The real estate online services segment started as a result of the acquisition of COHT in October 2009. Corporate expenses such as selling, general and administrative expenses and interest income are not allocated among segments and are recorded as non-allocated items.

The following table summarizes the selected revenue and expense information for each operating segment for the years ended December 31, 2009 and 2008:

	Real Estate
	Information	Real Estate	Real Estate
	and Consulting	Advertising	Online
2009	Service	Service	Service	Non-Allocated	Total
	$	$	$	$	$
Revenues from external customers	68,045,340	13,778,533	13,829,937	—	95,653,810
Cost of revenues	(1,865,697)	(6,014,185)	(4,930,280)	—	(12,810,162)
Selling, general and administrative expenses	(22,723,019)	(5,690,497)	(11,359,944)	(8,275,069)	(48,048,529)
Gain from settlement of pre-existing relationship	2,100,832	—	—	—	2,100,832

Income (loss) from operations	45,557,456	2,073,851	(2,460,287)	(8,275,069)	36,895,951
Interest income	166,521	27,635	23,722	61,201	279,079
Other income, net	2,481,451	—	5,814	237,767	2,725,032

Income (loss) before taxes and equity in an associate	48,205,428	2,101,486	(2,430,751)	(7,976,101)	39,900,062
Income tax benefit (expense)	(6,710,032)	(553,666)	957,085	—	(6,306,613)

Income (loss) before equity in affiliates	41,495,396	1,547,820	(1,473,666)	(7,976,101)	33,593,449
Income from investment in affiliates	—	—	22,015,607	—	22,015,607

Net income (loss)	41,495,396	1,547,820	20,541,941	(7,976,101)	55,609,056

	Real Estate
	Information	Real Estate
	and Consulting	Advertising
2008	Service	Service	Non-Allocated	Total
	$	$	$	$
Revenues from external customers	49,116,061	932,469	—	50,048,530
Cost of revenues	(2,855,398)	(41,849)		(2,897,247)
Selling, general and administrative expenses	(13,776,504)	(1,865,669)	(4,177,700)	(19,819,873)

Income (loss) from operations	32,484,159	(975,049)	(4,177,700)	27,331,410
Interest income	415,512	3,779	1,226	420,517
Foreign exchange loss	(1,323,858)	—	(17,307)	(1,341,165)

Income (loss) before taxes and equity in an associate	31,575,813	(971,270)	(4,193,781)	26,410,762
Income tax benefit (expense)	(4,917,503)	196,488	—	(4,721,015)

Income (loss) before equity in affiliates	26,658,310	(774,782)	(4,193,781)	21,689,747
Income from investment in affiliates	—	—	153,700	153,700

Net income (loss)	26,658,310	(774,782)	(4,040,081)	21,843,447

Geographic
Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers
Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Customer A	*	28,321,400	28,374,431
Customer B	*	*	10,846,980
Customer C	*	7,788,385	*
Customer D	*	5,144,560	*
Customer E	1,774,818	*	*
Customer F	1,690,435	*	*
Customer G	1,690,435	*	*

*	indicates the revenue from these customers was less than 10% in the stated periods.
Details of the accounts receivable from customers accounting for 10% or more of total accounts receivable are as follows:

	Years Ended December 31,
	2008	2009
	$	$
Customer A	7,666,854	*
Customer B	*	6,150,942
Customer C	8,047,270	*
Customer H	*	4,210,564
Customer I	*	5,179,182
Customer J	*	3,368,519

*	indicates the accounts receivables from the customer was less than 10% as at the stated year end.
13. Related Party Balances and Transactions
The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under common control of E-House Holdings
Shanghai JinYue Real Estate Development Co., Ltd.	Mr. Xin Zhou, co-chairman of CRIC, is a director of the entity
E-House China Real Estate Investment Fund I, L.P. (“the Fund”)	Partially owned by Mr. Xin Zhou, co-chairman of CRIC
SINA	Mr. Charles Chao, co-chairman of CRIC, is a director and chief executive officer of the entity (since October 16, 2009)
These consolidated financial statements include transactions with E-House and its subsidiaries. Furthermore, E-House provided certain corporate services for the consolidated financial statement periods presented. During the years ended December 31, 2007 and 2009, the Group waived net receivables from E-House and its consolidated subsidiaries of $4,343,847 and $997,000, respectively, and recorded such amounts as distribution to E-House in equity. During the year ended December 31, 2008, E-House waived net receivables from the Group of $2,591,770, which the Group recorded as a capital contribution.
During the years ended December 31, 2007, 2008 and 2009, E-House loaned $25,000,000, $8,400,000 and $2,499,977, respectively, to fund capital injections into CRIC’s PRC subsidiaries. Such amounts have been waived by E-House and have been reflected as capital contributions as of the date such loans were originally made.

During the years ended December 31, 2007, 2008 and 2009, significant related party transactions were as follows:

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Corporate selling, general and administrative expenses allocated from E-House (Note 1)	624,654	3,516,284	2,477,446
Corporate service provided by E-House under onshore/offshore transitional service agreement (Note 1)	—	—	583,650
Information and consulting services provided to E-House	98,568	—	6,338,045
Advertising services provided to E-House	—	169,928	2,378,823
Online advertising agency fee paid to SINA	—	—	852,153
The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximate amounts charged to third parties.
In connection with the Company’s acquisition of SINA’s interest in COHT, COHT and SINA have entered into a new advertising agency agreement, which took effect upon the closing of the transaction. Under the new advertising agency agreement, COHT will continue to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and will have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than the three channels, it pays SINA fees of approximately 15% of the revenues generated from these sales.
Amounts due from related parties was $2,160,269 as of December 31, 2007, which represents loans made to E-House for general working capital requirements. The loan was interest free and was fully repaid in 2008. Amounts due from related parties was $2,460,572 as of December 31, 2009, which includes $1,025,157 due from the Fund, representing a deposit payment made on behalf of the Fund, and $1,435,415 due from E-House for real estate information and consulting services as well as advertising services provided.
As at December 31, 2008 and 2009, amounts due to related parties was comprised of the following:

	As of December 31,
	2008	2009
	$	$
Shanghai JinYue Real Estate Development Co., Ltd.	146,314	—
E-House	5,326,545	147,962
SINA	—	6,102,606
Management	—	1,050,000

Total	5,472,859	7,300,568

The amount due to Shanghai JinYue Real Estate Development Co., Ltd. represents amounts paid on behalf of the Group to fund Tian Zhuo’s capital requirements. The Group repaid such amounts in March 2009.
The amount due to E-House as of December 31, 2008 was primarily for the payment of the acquisition consideration for a 100% interest in Guangzhou Integrated and the capital contribution for a 60% interest in Wushi Advertising. The amount due to E-House as of December 31, 2009 reflects the expenses paid on behalf of E-House. The balance is interest free and settleable on demand.
The amount due to SINA as of December 31, 2009 represents online advertising agency fees payable to SINA.
The amount due to management represents consideration paid by management for unvested restricted shares.

The rollforward of the intercompany receivable balance with E-House for the years ended December 31, 2008 and 2009 is as follows:

	Year Ended December 31,
	2008	2009
	$	$

Balance at January 1	2,160,269	—
Collection of loans granted to E-House	(2,061,701)	—
Loans received from E-House	(8,400,000)	(2,499,977)
Corporate expenses allocated from E-House	(3,516,284)	(2,477,446)
Group revenues, net of expenses, collected by E-House	924,514	3,474,446
Related party balance waivers	10,991,770	1,502,977
Service provided to E-House	169,928	8,716,868
Consulting service fee collected by E-House on behalf of CRIC	—	1,148,711
Transitional services fee charged from E-House	—	(583,650)
Payments received for services	(268,496)	(7,846,514)

Balance at December 31	—	1,435,415

14. Commitments and contingencies
a) Operating lease commitments
The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 60 months and are renewable upon negotiation. Rental expense was $134,030, $833,976 and $3,289,241 for the years ended December 31, 2007, 2008 and 2009, respectively.
Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2009 were as follows:

Year Ending December 31	$
2010	2,510,123
2011	1,622,785
2012	1,041,822
2013	641,843
2014	379,566

Total	6,196,139

(b) Contingencies
The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

Appendix 1
Entities included in the consolidated financial statements
The following table sets forth information concerning entities included in the Group:

			Percentage of
	Date of	Place of	ownership
	incorporation	incorporation	(%)
CRIC (China) Information Technology Co., Ltd.	April 26, 2006	BVI	100
Shanghai CRIC Information Technology Co., Ltd.	July 3, 2006	PRC	100
E-House (China) Information Technology Service Limited	January 15, 2008	BVI	100
Hong Kong CRIC Information Technology Company Limited	February 25, 2008	Hong Kong	100
Shanghai CRIC Software Technology Co., Ltd.	June 13, 2008	PRC	100
Richpoint Overseas Ltd.	April 7, 2008	BVI	85
CRIC Information Technology Ltd.	May 23, 2008	Hong Kong	85
Wuhan CRIC Information Technology Co., Ltd.	June 19, 2008	PRC	100
Chengdu CRIC Information Technology Co., Ltd.	April 21, 2008	PRC	100
Shanghai Tian Zhuo Advertising Co., Ltd.	February 27, 2008	PRC	VIE
Shanghai Landpro Advertising Design Co., Ltd.	December 19, 2008	PRC	100	*
Guangzhou Integrated Residential Building Industry Facility Co., Ltd.	July 15, 2004	PRC	100	*
Wushi Consolidated (Beijing) Advertising Media Co., Ltd.	July 28, 2008	PRC	60
Portal Overseas Ltd.	January 02, 2008	BVI	100
Portal Holdings Ltd.	February 25, 2008	Hong Kong	100
Shanghai ShineLend Property Management Limited	April 29, 2008	PRC	100
Shanghai Yifang Software Co., Ltd.	February 27, 2009	PRC	100
China Real Estate Business Network Technology Ltd.	December 17, 2007	PRC	100
Guangzhou Real Estate Business Network Software Technology Co., Ltd.	August 11, 2008	PRC	100
Status Holding Ltd.	October 30, 2008	Hong Kong	90
Status Company Ltd.	August 08, 2008	BVI	90
Shanghai Ruizhe Information Technology Co., Ltd.	July 4, 2008	PRC	100
Shenzhen Fangyou Software Technology Co., Ltd.	September 13, 2002	PRC	90
China Online Housing (Hong Kong) Co., Ltd.	December 17, 2007	Hong Kong	100
China Online Housing Technology Corporation	December 29, 2007	Cayman	100
China Real Estate Information (HK) Ltd.	December 21, 2009	Hong Kong	100
Beijing Yisheng Leju Information Service Co., Ltd.	February 13, 2008	PRC	VIE
Shanghai SINA Leju Information Technology Co., Ltd.	May 8, 2008	PRC	100	**
CRIC (HK) Property Consultants Co., Ltd.	September 16, 2009	Hong Kong	100
CRIC Property Consultants Co., Ltd.	November 24, 2009	BVI	100

*:	Wholly owned subsidiaries of Shanghai Tian Zhuo Advertising Co., Ltd.

**:	Wholly owned subsidiaries of Beijing Yisheng Leju Information Service Co., Ltd.